Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Harley-Davidson, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, stock purchase contracts and equity units and to the incorporation by reference therein of our reports dated February 26, 2026, with respect to the consolidated financial statements and schedule of Harley-Davidson, Inc., and the effectiveness of internal control over financial reporting of Harley-Davidson, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Milwaukee, Wisconsin
November 6, 2026